T3\11

BB 3/5

03013517

D STATES
CHANGE COMMISSION
...on, D.C. 20549

| OMB APPROVAL | |
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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C.
208

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-52354 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

optionsXpress, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street
(No. and Street)

| Chicago | IL | 60603-1503 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kalt — 312.630.3300
**(Area Code - Telephone No.)**

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
**(Name – if individual, state last, first, middle name)**

| One South Wacker Drive | Chicago | IL | 60606-3392 |
|---|---|---|---|
| **(Address)** | **(City)** | **(State)** | **(Zip Code)** |

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

**CHECK ONE:**
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**



03-20

## OATH OR AFFIRMATION

I, David Kalt, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of optionsXpress, Inc., as of December 31, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_______________________________________________

_______________________________________________

_______________________________________________

Sworn and subscribed to me on the

26th day of February 2003

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

D J Kalt
Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

# optionsXpress, Inc.

## Statement of Financial Condition

## December 31, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

AM&G CHECKERS SM
Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

# optionsXpress, Inc.
**Table of Contents**
**December 31, 2002**

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

## Independent Auditors' Report

Board of Directors of
optionsXpress, Inc.

We have audited the accompanying statement of financial condition of optionsXpress, Inc. as of December 31, 2002 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of optionsXpress, Inc. as of December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 4, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

**optionsXpress, Inc.**
**Statement of Financial Condition**
**December 31, 2002**

## Assets

| | |
|---|---|
| Cash and cash equivalents | $ 2,603,825 |
| Accounts receivable | 335,244 |
| Receivable from clearing broker | 790,290 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $211,784 | 353,767 |
| Software, net of accumulated amortization of $486,214 | 458,759 |
| Exchange membership, at cost (market value $156,000) | 160,000 |
| Other assets | 122,741 |
| **Total assets** | $ 4,824,626 |

## Liabilities and Stockholders' Equity

| | |
|---|---|
| Liabilities | |
| Accounts payable | $ 129,839 |
| Accrued expenses | 570,768 |
| Accrued federal income taxes | 1,304,557 |
| Total | 2,005,164 |
| Stockholders' equity | 2,819,462 |
| **Total liabilities and stockholders' equity** | $ 4,824,626 |

See accompanying notes.

## Note 1 Nature of Operations and Significant Accounting Policies

**Nature of Operations**—optionsXpress, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers. The Company provides internet brokerage services to retail and institutional options customers located throughout the United States and clears all customer transactions through a clearing broker on a fully disclosed basis.

**Use of Estimates**—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Cash Equivalents**—Cash equivalents are all highly liquid investments with a maturity of three months or less at date of acquisition.

**Income Recognition**—Customers' securities and derivative financial instrument transactions and the related commission revenue and expenses are recorded on trade date.

**Software**—The Company capitalizes costs associated with software developed for internal use. Capitalization begins when both the preliminary project stage is completed and management authorizes further funding for the project. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll and payroll-related costs for employees directly associated with, and who devote time to, the development of the internal-use software. Capitalization of such costs ceases when the project is completed and ready for its intended purpose. Software is being amortized on a straight-line basis over three years.

**Furniture, Equipment and Leasehold Improvements**—Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are being amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term.

**Advertising**—The Company expenses the cost of advertising as the costs are incurred.

**Stock-Based Compensation**—The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB 25"). Under APB 25, the Company, utilizing the intrinsic value based method of accounting, recognizes no compensation expense related to employee stock options, as options are granted with an exercise price equal to, or greater than, the fair value of the underlying common stock on the date of the grant.

## Note 2 Receivable from Clearing Broker

The receivable from clearing broker represents amounts due for commissions earned and cash and securities on deposit.

## Note 3 Commitments and Contingencies

The Company leases office space and equipment under operating lease agreements that expire on various dates through December 31, 2008. At December 31, 2002, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

| | | |
|---|---|---|
| 2003 | $ | 137,688 |
| 2004 | | 145,795 |
| 2005 | | 168,000 |
| 2006 | | 180,000 |
| 2007 | | 204,000 |
| Thereafter | | 216,000 |
| | $ | 1,051,483 |

The Company has the right to terminate the primary office space lease annually with payment of a penalty of up to $60,000.

## Note 4 Capitalization

At December 31, 2002, the Company has 2,500,000 shares of $.0001 par value convertible preferred stock authorized, and 1,906,605 shares issued and outstanding. The preferred stock has the same voting rights as the common stock and a $1.50 preference value in liquidation. The stock is convertible to common stock at any time.

The Company also has 25,000,000 shares of $.0001 par value common stock authorized, and 5,324,992 shares issued and outstanding. 2,000,000 of these shares are held by the executives of Company under restricted stock agreements.

## Note 5 Employee Benefit Plan

The Company maintains a 401(k) savings plan covering all eligible employees. The Company may make discretionary contributions to the plan.

## Note 6 Equity Incentive Plan

The Company maintains an equity incentive plan (the "Plan") whereby management may, at its discretion, grant eligible employees, directors, independent contractors or consultants of the Company or an affiliate thereof, restricted stock or options to purchase up to 500,000 shares of the Company's common stock. In general, one-third of the options become exercisable on the first anniversary following the grant and one-thirty-sixth of the options become exercisable on each of the succeeding twenty-four monthly anniversaries of the first anniversary date. All options expire 10 years after the date of the grant.

## Note 6 Equity Incentive Plan, *Continued*

The following table summarizes the options outstanding and exercisable at December 31, 2002:

| | Options Outstanding | | |
|---|---|---|---|
| Exercise Price | Number | Remaining Contractual Life | Number of Options Exercisable |
| $ 1.25 | 140,000 | 8-9 years | 69,931 |
| 2.50 | 140,000 | 9-10 years | |
| | 280,000 | | 69,931 |

The weighted-average remaining contractual life for all options outstanding at December 31, 2002, was 8.96 years.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS") requires pro forma disclosures for the effect on stockholders' equity as if the fair value based method of accounting provided for under SFAS 123 has been adopted. Such disclosures are determined through the use of an option-pricing model.

At December 31, 2002, the pro forma effect of recognizing compensation expense under SFAS 123 would have increased the accumulated deficit by approximately $76,195.

## Note 7 Off-Balance-Sheet Credit and Market Risk

Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions, where necessary.

Amounts due from the clearing broker represent a concentration of credit risk. The Company does not anticipate nonperformance by its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

The Company maintains its cash balances at a financial institution in Chicago, Illinois. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per institution. Uninsured balances were approximately $2,504,000 at December 31, 2002. Management believes that the Company is not exposed to any significant credit risk on cash.

## Note 8 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital of 6-2/3 percent of "aggregate indebtedness" or $250,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2002 the Company had net capital of approximately $1,384,000 and net capital requirements of $250,000. The net capital rule may effectively restrict the payment of cash dividends.